UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities
Exchange Act of 1934

RESPIRONICS, INC.
(Name of Subject Company (Issuer))

MOONLIGHT MERGER SUB, INC.
a wholly owned subsidiary of
PHILIPS HOLDING USA INC.
a wholly owned subsidiary of
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share,
and associated common stock acquisition rights
(Title of Class of Securities)
761230101
(CUSIP Number of Class of Securities)
Joseph E. Innamorati
Moonlight Merger Sub, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104
(212) 536-0641
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Neil T. Anderson
Matthew G. Hurd
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☑	Check the appropriate boxes below to designate any transactions to which the statement relates:
third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Forward-looking statements
These written materials may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Koninklijke Philips Electronics N.V. (“Philips”) and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this written material will be completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
Additional Information
The tender offer described in these written materials has not yet commenced, and these written materials are neither an offer to purchase nor a solicitation of an offer to sell the common stock of Respironics, Inc. (“Respironics”). Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in these written materials when they become available because they will contain important information. The tender offer statement will be filed by Philips, with the Securities and Exchange commission (“SEC”) and the solicitation/recommendation statement will be filed by Respironics with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Philips or Respironics with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Respironics at 1010 Murry Ridge Lane, Murrysville, PA 15668.
THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD ON DECEMBER 21,
2007 AT 10:00 AM CST.
FINAL TRANSCRIPT
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******************************************************
Event Name: Royal Philips Electronics Announced public offer for all shares of US-based Respironics Conference Call
Event Date: 2007-12-21
******************************************************
P: Operator;;

C: Pierre-Jean Sivignon;Royal Philips Electronics;CFO

P: Marcel Vanderhoff;Bloomberg;Media

P: Robert Sanders;Dresdner Kleinwort ;Analyst

C: Steve Rusckowski;Royal Philips Electronics;EVP, CEO Philips Medical Systems

P: Jan Berghuis;Kempen & Co.;Analyst

P: William Mackie;MainFirst Bank;Analyst

P: Alex Surla;Merrill Lynch;Analyst

P: Luc Mouzon;CAAN;Analyst

P: Tim Stevenson;Henderson Global Investors;Analyst

P: Didier Scemama;ABN AMRO;Analyst

P: Simon Smith;Citigroup;Analyst

P: Rene Verhoef;Fortis Bank;Analyst

P: Gael de Bray;Societe Generale;Analyst

C: Gerard Kleisterlee;Royal Philips Electronics;President and CEO

******************************************************

P: Operator;;

C: Pierre-Jean Sivignon;Royal Philips Electronics;CFO

P: Marcel Vanderhoff;Bloomberg;Media

P: Robert Sanders;Dresdner Kleinwort ;Analyst

C: Steve Rusckowski;Royal Philips Electronics;EVP, CEO Philips Medical Systems

P: Jan Berghuis;Kempen & Co.;Analyst

P: William Mackie;MainFirst Bank;Analyst

P: Alex Surla;Merrill Lynch;Analyst

P: Luc Mouzon;CAAN;Analyst

P: Tim Stevenson;Henderson Global Investors;Analyst

P: Didier Scemama;ABN AMRO;Analyst

P: Simon Smith;Citigroup;Analyst

P: Rene Verhoef;Fortis Bank;Analyst

P: Gael de Bray;Societe Generale;Analyst

C: Gerard Kleisterlee;Royal Philips Electronics;President and CEO
+++ presentation
Operator: Welcome to the Royal Philips Electronics conference call following today’s announcement of the public offer of Respironics.
For the introduction by Mr. Pierre Sivignon, Vice President and Chief Financial Officer of Royal Philips Electronics, all participants will be in a listen-only mode. After the introduction, there will be an opportunity to ask questions to Mr. Sivignon and Mr. Kleisterlee, President and Chief Executive Officer as well as Mr. Steve Rusckowski, Chief Executive Officer of Philips Medical Systems, who is in the U.S.
(OPERATOR INSTRUCTIONS). Please note that this call will be recorded and is available by webcast on the Web site of Royal Philips Electronics. I will now hand the conference over to Mr. Pierre-Jean Sivignon. Please go ahead, sir.
Pierre-Jean Sivignon: Thank you. Good morning. We are very excited to announce that Philips has agreed to acquire Respironics, a leading player in the rapidly growing market for sleep and respiratory therapy devices. Our all-cash offer of US$66 per share represents a 24.3% premium to Respironics’ share price as at last night, December 20th, 2007 and implies an enterprise value of approximately $4.9 billion that is to say EUR3.4 billion for Respironics shareholders. This offer represents a multiple of approximately 22.5 times EBITA for the year 2008.

Respironics designs, manufactures, and sells medical devices to the homecare and hospital sectors. The company is a leader in the market for devices used in the treatment of obstructive sleep apnea, a $2 billion global marketplace, which has historically generated annual growth of 15 to 20%. Respironics also had strong businesses in other areas of respiratory care, including noninvasive ventilation in the home and in hospital, oxygen equipment for the home and neonatal developmental care with attractive growth in each segment.
For the 12 months ended September 30th, 2007, Respironics generated approximately US$1.2 billion in revenue, an EBITA margin of 15%. Under the leadership of an excellent management team, Respironics has delivered compound annual growth rates for revenue of 19% and earnings per share of 24% over the past five years.
We expect the transaction to add to revenue growth and EBITA margin of Philips immediately. Respironics is an excellent strategic fit and in line with our recently communicated Vision 2010 strategic plan that is focused on profitable growth and returning value to our shareholders. The acquisition accelerates Philips strategy of investing in markets that are driven and rely on innovation and focus on the consumer. It furthermore underlines our continued commitment to increasing profitability through relocating resources towards higher return opportunities. Respironics provides Philips with a unique platform to meaningfully expand our position in home health care and expand our continuum of care. This acquisition yields the potential to generate valuable synergies with our existing home health care businesses, including Philips Lifeline and Raytel.
Further, Respironics hospital ventilation business will complement the professional hospital-based parts of the Philips Healthcare sector, particularly in Philips patient monitoring business for acute and critical care. In addition, we expect to leverage Philips’ strong international footprint to expand Respironics’ market positions abroad.
The acquisition of Respironics is a significant milestone on our journey we began in September of 2004, when we announced our ambition to build a EUR750 million to EUR1 billion business in consumer health care and wellness within three to four years. By the end of 2007, we will have achieved EUR700 million of this target and this acquisition will take us to almost EUR1.5 billion for 2008.
We believe that home health care will be a huge market in the future and the investments that we are making will clearly separate us from our competitors and develop a clear link with our lifestyle businesses. Based on Respironics’ management plan and our synergies, we could be EVA positive after the third year and even with a more conservative view that we have used in our decision-making, we will be EVA positive within year five. The areas of synergies enabling this are:
- leverage of Philips’ geographical presence and brand to generate revenue synergies in both sleep and respiratory as well as the hospital ventilation business.
- Second, cross selling opportunities include integration of Philips’ patient monitoring products with Respironics’ ventilation systems and sale of existing Philips home health care products through Respironics channels.

- Thirdly, providing better care to patients as new service offerings will be developed on the back of Raytel and Lifeline infrastructures.
- Fourthly, opportunity to expand into adjacent respiratory markets such as asthma, utilizing the skills and technical ability of our two companies in combination.
- Fifth, cost saving opportunities in manufacturing and procurements by leveraging our global scale as well as a significant reduction in general and administrative costs.
We are very confident that cost synergies will result in an EBITA impact of approximately $50 million by 2010 run rate and we expect revenue synergies of approximately US$180 million by 2012 with an EBITA contribution of US$50 million Respironics will become the centerpiece of the home health care business group within Philips Healthcare. The existing home health care business around Lifeline and Raytel will become part of this business group.
Respironics Board of Directors has unanimously approved the transaction and we will recommend the offer to its shareholders. We expect to launch the offer within five business days following execution of the agreement and hope to close the transaction in the first quarter of 2008. In combination with Gerard Kleisterlee and Steve Rusckowski, I will be happy to answer your questions.
+++ q-and-a
Operator: (OPERATOR INSTRUCTIONS). [Marcel Vanderhoff], Bloomberg.
Marcel Vanderhoff: Actually a question to clarify. Could you please repeat what you said on the synergies? And second question, what do you expect is going to be next? Dividends is third in your league table, so to say, versus buyback, then takeovers, then dividends. Is that going to change going forward after what you did this week?
Pierre-Jean Sivignon: I will — I’m not going to talk about dividends today for clear reasons. I think that’s not the appropriate time to do that. The — I think as far as synergies are concerned, I will basically give you the numbers just to make sure that they are clearly there. The synergies are actually two natured. One is the cost synergies and we are talking about US$50 million by 2010 run rate in terms of EBITA impact on the bottom line and we are talking about revenue synergies of US$180 million by 2012 and that is with an EBITA contribution of US$50 million.
And in terms of the nature of those synergies, actually they are described in the press release with some details, but I will just give you the categories. The geographical presence of course of Philips and the strength of Philips brand to generate revenue through the — for both sleep and respiratory as well as the hospital ventilation business, so this is obviously the hospital cross leverage. The cross selling opportunities via the presence of Philips in patient monitoring products with obviously the Respironics ventilation systems and sale of existing Philips home health care products through the Respironics channel that is this time. Improved care of course to the patients of the home health care business of Philips in Raytel and Lifeline through the offering of Respironics products. The opportunity to expand into adjacent respiratory markets, and there, obviously asthma comes to mind immediately. That’s obviously an important one.
And finally, in terms of that is now on the cost side, we have clearly cost saving opportunities using the manufacturing as well as procurement capabilities of Philips, as well as, of course, a capability to reduce SG&A when you bring the presence of Philips worldwide. So those are the numbers as well as the natures of those synergies.
Marcel Vanderhoff: Thank you. One quick question. Why did you buy the company now? Shares of Respironics were up like 40% this year. Weren’t there like opportunities earlier this year?
Pierre-Jean Sivignon: Well I think these kinds of projects always take time. I think this is a project we started working on quite some time. We had obviously to come to the conclusion that all the elements and I would say all the metrics were in place and it’s not obviously a timing of the markets is again only. There are much more elements which are on the table and we felt that today was the time which, by the way, a premium, which is 24.27%, which I think is quite a reasonable premium in this day and age in the medical sector. We felt that this was a good time to make this particular transaction.
And of course, the timing is something which doesn’t only depend on Philips because this is a timing which has, of course, to get the various parties aligned as well. So this is something which obviously plays a role into this kind of transaction.
Operator: Robert Sanders, Dresdner.
Robert Sanders: Good morning. If you could just maybe compare the direct sales versus distribution split at Respironics compared with Philips patient monitoring, that be a quite interesting starting question.
Pierre-Jean Sivignon: Steve, I think, would you mind answering this particular question, please?
Steve Rusckowski: Sure. First of all, we don’t have a direct breakdown of the global split between direct or indirect. What we can share with you is that the hospital business is about 18% of their business overall globally, and a large part of their hospital business is in the United States and a large part of that is direct. Secondarily is their international business and this is both for their home business as well as their hospital business is about 30% of the total. And a larger percentage of that business goes indirect versus direct. Again, we don’t have the exact breakdown on a global basis of what’s direct and what’s indirect at this point.
Robert Sanders: But would you say that Respironics has not really fully taken advantage of the distribution channel with its hospital ventilation product so far?

Steve Rusckowski: We think we could, through our distribution network, which is much stronger outside of the United States than what Respironics has. Secondarily, coupled with our strong presence in the U.S. marketplace, we think as Pierre-Jean said, this is one of the opportunities we see to create value for Philips shareholders and one portion of our synergies.
Robert Sanders: And third question just asleep apnea, obviously it’s been a very strong going market, probably the fastest-growing market in home monitoring. But how convinced are you that that growth level rate can continue? Clearly at some point, the level of penetration of sleep apnea monitors must start to reach a certain level of saturation. So at what point do you think that that growth starts to become single digit in sleep apnea monitoring?
Steve Rusckowski: We actually looked at this market closely before moving forward with this transaction. There’s two parts of it. One is the number of people that will be diagnosed over time with moderate or severe sleep apnea problems. We have confirmed our belief that that will continue to be strong double-digit growth for the foreseeable future.
And then secondarily, in the United States alone, there is about 18 to 20 million people that have been diagnosed today or suffer with it, but unfortunately, only about 15 to 20% of those are actually being treated. So there’s an enormous opportunity with those that suffer with the problem today to be diagnosed and treated going forward. So there’s two prongs of the growth we see in the future. One is the market will continue to grow. And then secondarily is more people will be diagnosed with it. So our prognosis for the future is still very promising.
Robert Sanders: Final question. Will you be using the personal emergency response call centers as a way of making sleep apnea monitoring more interactive? Because at the moment, clearly there’s a lot of oxygen regulation that happens, but there is not a lot of connectivity. Is that something you were to think about adding to the product offering?
Steve Rusckowski: We’re actually very excited about the possibilities of what Respironics brings to the table, and you couple that with what we already have in place with Lifeline Systems, our recent acquisition of Health Watch, as well as Raytel, and what you’re mentioning is we do see an opportunity to take advantage of our connectivity that we enjoy today with Lifeline and also with Raytel and bringing that to the sleep and respiratory marketplaces that Respironics is strong. We have that presence. They don’t have a strong connectivity footprint and we think there is an opportunity for the two companies in that area. So we agree with your point.
Robert Sanders: Okay. Thanks a lot.
Pierre-Jean Sivignon: Just, Steve, just to complete on the questions of growth, because I think that’s important, the management case, which obviously I referred to in my introduction, is talking about a compounded growth for the next five years of 17%. I think for our own business case, we took a growth, we took a slowdown of the growth to 13%. So I just want to insist on the fact that we have, even though to complement what Steve had just mentioned, emerging markets in particular are totally underpenetrated for this kind of technology.
We have assumed in our case a slowdown of the growth down to 13% CAGR for the next five years. Just to be quite specific on your question.
Operator: Jan Berghuis, Kempen.
Jan Berghuis: Good morning. My question would be also the growth rates. $180 million revenue synergies are on top of the 13% growth assumption or is that included?
Pierre-Jean Sivignon: No, the 13% I am referring to is including the synergies I talked about.
Jan Berghuis: That’s good. And maybe another additional question on the indirect channel, what is — how does it look like? Is it you are selling via doctor? Are you selling via normal retail chains? What’s actually the indirect channel? What is it there?
Pierre-Jean Sivignon: I will let — Steve, I think it’s essentially via distributors, but I will let Steve answer this particular one. We touched on it, but Steve, if you want to add something on the distribution channels.
Steve Rusckowski: Sure. Absolutely. Well you have to — the distribution channel varies based upon geography and based upon product. If you look at the home business, if you look at the sleep business, the United States, it’s a combination of the direct sales force coupled with strong networks of organizations that provide leads into opportunities for Respironics. So it’s a dual-tiered distribution network in the United States.
For the hospital business here in the United States, it’s again a combination of a direct sales force into hospitals, but also some of the territories in the United States where it’s quite broad coverage, they also utilize dealers and manufacturers’ reps.
Outside of the United States, it varies by country as you would expect. And both for the home business, the sleep business as well as the hospital business, in some countries where we could justify a direct presence, we have that, and in other geographies where we cannot justify it, we have a combination of direct and distributor channels. So it is a mixture depending upon product line and depending upon geography around the world.
Jan Berghuis: Okay. And what percentage of the 5,000 employees is in the sales?
Steve Rusckowski: The question is what percentage of the total employees are in the sales force?
Jan Berghuis: Yes.
Steve Rusckowski: I do not have the breakdown exactly to that, so (multiple speakers)

Jan Berghuis: You can look it up; no problem. Thank you.
Pierre-Jean Sivignon: Just one more point on the channels, which I think is something which could be important is that we will consider potentially introducing those products via our own retail channels. That’s something we have not included in our numbers, but we believe that there is a shot at introducing some of those products via retail channels, certainly in the U.S. and this is something that we will be looking at in the years to come. But not included in the revenue synergy that we have referred to.
Operator: William Mackie, MainFirst Bank.
William Mackie: Good morning. A number of questions, but firstly, just sticking with the growth, is it possible for Steve to give us a feel of the respective growth in the hospital business area with respect to the home business area? And secondly, on synergies, perhaps, Pierre-Jean, you could give us a feel for how you expect the revenue and cost synergies to evolve over the period which you are working to, to 2012. And lastly, just a point of clarification, could you just explain why there’s a difference between the EUR3.6 billion price paid in euros in one press release and the EUR3.4 billion that you described in the presentation. Thank you.
Pierre-Jean Sivignon: Well, let me start with the last one. I think it’s purchase price and enterprise value. I think because the Company is just [above] $200 million of cash and that’s the answer to that one. Steve, I’ll let you answer the growth if you want to or I can do that if you want, but I’ll let you do it.
Steve Rusckowski: That’s fine. So if you look at where this business competes, the different marketplaces, the best way to look at the growth opportunities that we see. The first is in the marketplace that’s described as sleep apnea and Pierre-Jean at the beginning talked about the growth rates that we’ve seen historically annually in that marketplace. And that is, again, about a $2 billion global marketplace, and that’s growing, our estimates, at 15 to 20%. So strong global digit growth double-digit growth rates.
Secondarily is they do compete in the respiratory and oxygen marketplace. And that marketplace is growing at about 10% globally and our estimate for that marketplace again is a marketplace about $2 billion in size.
And then finally is they also compete in the hospital respiratory ventilation marketplace, so a marketplace about $1 billion. And that marketplace is growing in the mid single digits. So the answer to your questions about where we see the respective growth rate, we see the home sleep business growing at a faster growth rate, high single digits to low double-digits. And then secondarily is we see the ventilation business and the hospital business growing at mid to high single digits. This is both on a stand-alone basis, but also as you realize with the synergies, that does accelerate in our plan.
Pierre-Jean Sivignon: Okay, just to come to the other part of your questions, which relate to the synergies, I think as far as cost synergies are concerned in terms of EBITA impact, basically on the first year, we will start at something which will be around I would say around $19 million in terms of EBIT — EBITA impact of the synergies and we will end up, as we said, within three years at the level I just mentioned, which is about $50 million net of the, of course, the integration cost. So and then, I think in our conservative estimate, we think that we reach a plateau, which is why we gave you that three-year ramp-up on the cost synergies. As far as the EBITA synergies coming from the revenue, it starts next year with something which will be between 5 and 10 and gradually will reach the $50 million EBITA impact I would say with almost linear growth year on year and with an impact which will be reaching its — I would say stable level in five years. So that gives you pretty much a profile of the EBITA impact of the revenue synergies I alluded to at 50 million in the introduction.
William Mackie: Could I make a couple of follow-ups please? On achieving the cost synergies, should we anticipate that you take any charges to bring these two businesses together? And then secondly, back to Steve, on the international side of the business, is there any one geographical country region that’s particularly dominant? Is there an opportunity to expand outside the dominance of one region?
Pierre-Jean Sivignon: Yes, I will answer — no, we’re not expecting — I’m talking cost synergies now and you’re asking would there be any special — if I understand your question is — would we need any special integration costs in order to free those cost synergies that we talked about? The answer is there shouldn’t be any abnormal integration costs. Why? Because the cost synergies will come essentially from the two directions. One will be the cost of sales, and there, it’s going to be quite a bit above saving on freight, but saving most importantly on the purchasing leverage coming from Philips and looking at the build of materials and else as well as leverage on suppliers. So that should be neutral in terms of I would say extraordinary costs coming from there. And the other chunk, of course, is coming from corporate functions, taking the company off the public market, infrastructure, IT infrastructure. And we believe the vast majority of those costs will basically — of those savings — will basically come with very normal integration costs. So I think you should not expect any significant — I would say severe restructuring or integration costs as part of this project.
William Mackie: Thank you.
Steve Rusckowski: The second part of the question had to do with opportunities in specific geographies. Respironics has a strong presence, as you expect, in Western Europe. As you know, Philips medical and health-care have the same, but we have a much stronger presence in the hospital marketplace than Respironics has in the large countries in Western Europe. So we will take advantage of our joint opportunities in Germany, France, UK, Italy, immediately.
Secondarily is in Asia Pacific, we see a tremendous opportunity in one developed market, and that’s Japan. They have a strong presence and as you would expect, we do as well. We see a unique opportunity with the demographics in Japan to take advantage of their footprint as well as ours.

And then finally, in Asia Pacific, we see a tremendous opportunity in China. Particularly with respiratory care being a growing issue in the Chinese marketplace, there is a unique opportunity with our presence, which is very strong, as you would expect, to be able to bring what they brought to the developed world into that growing marketplace as we go forward. So those are some examples of where we will take advantage of their presence and our strength to build a stronger business together.
Operator: Alex [Flurler], Merrill Lynch.
Alex Surla: The first question is just if you could just shed some light on how did you make a decision I would say between ResMed and Respironics, what were the kind of variables that made you go for a Respironics purchase? That would be the first one.
Pierre-Jean Sivignon: Steve, I think maybe you have a view on this one. I have one as well, but I’m sure you have a view on this one.
Steve Rusckowski: Sure, sure. Well, from our perspective, is Respironics is the strongest company of the two in two marketplaces. One, very strong in the home sleep and respiratory marketplace, as we described, and so is ResMed. But secondarily is Respironics also brings us a strong capability for our hospital business. And so when you compare the two, Respironics had a much stronger appeal to us than any other alternative.
Pierre-Jean Sivignon: Yes, and Steve, if I may, I would add as well the capability we have to leverage internationally Respironics, if you — obviously what Philips brings to the table is our international presence via obviously the various channels. And in terms of potential synergies, we start obviously from the ground where we can create more mileage from the starting line with Respironics from that particular perspective versus certainly ResMed. So I would say the starting point in the international mix certainly played a role as well.
Alex Surla: And have the — I know that there were some — that was maybe a long time ago, but that Respironics was losing market share to ResMed. But then, have they got their product offering in order over the last 12 months? Have they regained market share?
Pierre-Jean Sivignon: Steve, do you want to answer that?
Steve Rusckowski: Yes. That trend has turned and Respironics has regained some of the share it has lost over the last year or two.
Alex Surla: Thank you.
Operator: Luc Mouzon, [CAAN].
Luc Mouzon: Good morning. Just a question is adding the recent acquisition with the relaunch of the buyback program, the group will probably move to a relevant leverage balance sheet, beginning 2008. So could we just get the idea about the interest cost that the group will be paying to finance those deals? And as a follow-up, are we already adding to the 25, 30% gearing on the back of those acquisitions or do you consider that you still have a large room for maneuver for further acquisition?

Pierre-Jean Sivignon: I think to your first comment, are we heading towards a — what we called in various releases an efficient balance sheet, the answer is definitely yes. I think as mentioned in the press release, combined with the buyback that we have actually announced a couple of days ago, those things, as well as with the acquisition not closed yet of Genlyte, which was announced two weeks ago, obviously, this is going into the direction of what we had announced as by the end of ’09 [an efficient] balance sheet. Right? It’s clearly there.
Now, obviously, to talk about interest costs is I think too early because we are, obviously, adding some cash. We are, obviously, setting stakes timely. We’ve given guidance on that — not very precise guidance, because obviously the timing of sale is something that we have to keep somewhat close to our chest for obvious reasons. So I think it’s directionally, your question is absolutely correct. We’re getting there. In terms of cost of interest, I think that’s a bit early to talk about that.
Luc Mouzon: Okay, but would you consider that you will be adding for a period of rest after those acquisitions or will you consider that you still have a large room for maneuver for further acquisition?
Pierre-Jean Sivignon: I think our room for maneuver has obviously come down because when you add — what we’ve done or what we have announced in the last essentially I would say three weeks right? We’ve actually announced, as by the way, per our guidance before, we have announced quite a few things. I think we will continue to look at projects, but certainly think we will obviously integrate what we have done and continue to look at things. But I think clearly we are going to look at what we have and spend a little bit of time on integrating it.
We still have a little bit extra capacity, but I think as I just said, what we have done in the last two weeks is certainly an enormous step towards the commitment that we have taken vis-a-vis the market, both in February ’07 as well as part of our announcements of Philips Vision 2010 in September of 2007.
Luc Mouzon: Okay, thank you.
Operator: Tim Stevenson, Henderson Global Investors.
Tim Stevenson: Good morning. Two questions. The first one is about the major competition in this market. You mentioned ResMed, but could you just give us an indication of how fragmented the market is? And then, secondly, can you tell us whether the management, which you spoke very highly of to begin with, whether they are also staying after this acquisition?
Steve Rusckowski: Pierre-Jean, maybe I’ll take this.
Pierre-Jean Sivignon: Yes, I think, Steve, you can probably take both I think.
Steve Rusckowski: So we speak to ResMed one of the competitors in this marketplace. The other competitors and it varies by product category, are Covidian, which is the rebranded Tyco Healthcare business; competes in sleep as well as in ventilation.

Secondarily is we have companies that compete in the respiratory marketplace. The companies are Cardinal Health, who acquired VIASYS. Next would be [Gitsiga], a company that competes in the ventilation marketplace. And there’s many other smaller ventilation companies that compete in the hospital ventilation marketplace, but those are the big competitors.
Tim Stevenson: Thank you.
Pierre-Jean Sivignon: And the management team, Steve.
Steve Rusckowski: Oh, and management team is staying with the business post close. We’re very excited about the strength of that team. John Miclot will become the CEO for our home healthcare business after close. And then, he will continue to manage the business reporting to me. And the key members of his management team have been retained as part of this transition as well.
Tim Stevenson: Thank you.
Operator: Didier Scemama, ABN AMRO.
Didier Scemama: Good morning, gentlemen. I’m sorry. I jumped on the call a bit late so I’m sorry if you already answered that question, but I was wondering if you had talked already about your acquisition policy in calendar year ’08 and also how you would see the LPL subsidy stake in your portfolio next year?
Pierre-Jean Sivignon: I will take that question. Well, I think I just actually I think answered the question pretty much in terms of our capacity. I think our capacity is known. The commitments that we have taken both, vis-a-vis shareholders actually two days ago, on the back of a very important modification of the Dutch tax law, where we took a commitment of EUR5 billion vis-a-vis shareholders. As you know, we actually acquired a luminaire company a couple of weeks ago and we are announcing this deal.
So if you do the math, you will see that we’ve gone a very long way as I just explained a few minutes ago on our capital reallocation strategy. So we’re going to have to digest and integrate all this. And, obviously, as most of these deals won’t close until Q1, so I won’t really have time to do that, but that’s going to be quite a bit of work.
In terms of the matrix, in terms of the clarity on the principles governing acquisitions, they haven’t changed. We will continue to give you constant feedback on the performance of those acquisitions at every road show. I think that is something which shareholders appreciate and we will continue to do that in an as detailed mode as possible moving forward as we start to do it in Q1 to make sure that people realize that acquisitions are aligned with the principles, but not only that post-acquisition, this is taking place as well.
And as far as your question on LPL, nothing has changed yet. We gave you the end game, which is end of ’09. We have moved on LPL as you know very successfully exactly after the numbers of Q3. We will continue obviously to watch the situation at LPL. The end game, you know. We said we might keep a few percentage points. That we’ve said almost two years ago. Nothing has changed. And we will be looking at LPL certainly in ’08. I can’t say much more for reasons which I’m sure you understand.
Didier Scemama: Of course. Obviously. And can you give us just an update on the TSMC share buyback and because you announced you won’t participate. Can you just clarify exactly where we are now?
Pierre-Jean Sivignon: Absolutely. I will. You will get complete disclosure I guess with our Q4 numbers. But I think I can — it’s not market sensitive information because I think TSMC is communicating on this. We are absolutely delivering as further commitments that we’ve taken in February on TSMC three tranches and we are executing the third tranche. And I think we are about $1 billion into the third tranche we see essentially governed by a buyback of TSMC — first buyback that TSMC has ever done and we’re obviously part of this. As exactly as mentioned in the press release, we did, if you remember back in February, of ’07.
Didier Scemama: Okay. Thanks very much.
Operator: Simon Smith, Citigroup.
Simon Smith: Thank you for taking the question. It was really a question about the profiling of your cash flows as we go through next year. I think we finished the third quarter with sort of $5 billion cash. Since then, you have announced two substantial acquisitions and one further one to come. I know we’ve got to add in the sort of $1.5 billion of share sales you had in the fourth quarter plus a normally quite strong sort of fourth-quarter cash inflow. But as you go through to get into doing your share buyback, I presume with $1.5 billion of debt expiring next year, you are going to have to do debt raising before you can fund any substantial share buyback?
Pierre-Jean Sivignon: No, we have not looked at that yet. We basically add debt capacity anywhere available. We have an open line, so I think we are not expecting basically to have to come back to the — I mean that is something that it is a bit early to talk about. But we’re not expecting to go to the market next year. But as I just mentioned, I think it’s a bit early to talk about that.
The profile of the cash flow of Philips, to come back to that, I think is a relevant question. We have a huge amount of seasonality which is coming essentially from two elements. One is, of course, our consumer businesses. The other element which plays quite a big role as well is, of course, a fact that our fourth quarter in medical is always very back ended. And by actually making this particular move, this is obviously one of the elements which will contribute certainly to make our medical business and Philips general cash flow a little bit more well-balanced across the year. Because I do concur with what you are saying in an underlying mode is that it would be good to add a cash flow which would be a little bit more seasonal and a little bit more or a little bit less driven I would say by Q4.
Simon Smith: And could you just quantify your credit lines?

Pierre-Jean Sivignon: No, I think I would have to come back to you very precisely. I think I will come back to you precisely off-line on that because it is very precise; I’ll do that off-line if you don’t mind.
Simon Smith: Thank you very much.
Operator: Rene Verhoef, Fortis Bank.
Rene Verhoef: If I understood well, I would say the acquisition will be economic value enhancing in year five with Genlyte if I recalled right it was in year four. My first question is in making acquisitions, is there some maximum in terms of acquisitions which you will deem as proper? And in combination with this question, let’s say the acquisitions will certainly contribute to top-line growth and margin expansion. But is there also let’s say a target in terms of return on capital employed within the Philips group, after you look at those two elements?
Pierre-Jean Sivignon: Okay. I think I understand that your first question was what is the norm we have on breakeven point on EVA — was that your question?
Rene Verhoef: Yes, exactly.
Pierre-Jean Sivignon: I think specifically as far as EVA is concerned, I think four to five years is certainly a territory which we feel is the max. We’ve done things ahead of that in the past. We’ve done things as well like for instance PLI, which was the other large portrait before Genlyte this year where we were EVA accretive year one. But when we go with EVA accretion which is well north of five years, then obviously we want to have a follow-up which brings it much more in line with that particular element.
The other thing I want to insist on — you are mentioning in year five, but I did give you clarity as well on the fact that if you use a management case, it is actually year three. We have a policy in Philips to communicate with conservative figures because we like to come back to shareholders and be capable of saying one year or two years after the project that we have actually exceeded our numbers. And basically, we’ve done that on our acquisitions so far. So this is why we say we made the decision on the five-year — in the fifth year EVA accretion. And we basically tell you as well that the commitment taken by the management team vis-a-vis us and the way they will be incentivized next year will be actually on the back of a plan where it is accretive within three years.
To the second part of your question, which is ROIC, it’s a metric of course which we track. We are not communicating on it yet. That is something where I mentioned a few months ago, a few quarters ago this is probably a metric which has been used by Philips years back and now that we’re getting to a portfolio which is going to be obviously close to final with a balance sheet which is getting close to being efficient, as I mentioned, this is something that not only we will continue to use internally, but it is probably some metric that we will start introducing as well most potentially in our guidance. So I want to say do we look at it? Of course.

And ROIC, needless to say has to be north of cost of capital. It is today the case, of course, needless to say. And I will add that it is probably something we will add in our guidance in the quarters to come, because I think it’s probably about time to do that.
Rene Verhoef: Okay, thank you very much.
Operator: William Mackie, MainFirst Bank.
William Mackie: Thank you very much for taking the question. While we have Steve on the line, is it possible for you to just describe a little of how the acquisition of Visicu fits into the health-care business and how it also fits into your financial criteria; when does it become EVA positive?
And perhaps, there were some statements on the imaging market in the U.S. in Bloomberg recently. Perhaps you could clarify how the U.S. business has evolved into the end of this year and how you see it evolving into 2008? And lastly, just to clarify, which WACC you are using for this deal. Thank you.
Steve Rusckowski: Okay. Let me start with the first question and that related to Visicu, which was an acquisition that we announced this week as well; how it fits into our strategy. Visicu is a company that provides software in services solutions for providing clinical decision support and creates what’s called an EICU. And so it has demonstrated through the application of integration for information, along with very advanced algorithms and clinical decision support capabilities, that it can do two things. One, it can improve the clinical outcomes for critical care units around the world. And secondarily, as the outcomes, the quality of patients being admitted and discharged from critical care improve, it also shortens length of stay and improves costs.
And so this capability is important strategically for us because our direction in health-care is to demonstrate in all the areas we sell our products in, that’s in critical care, but also in cardiology, oncology, in women’s health, that we could demonstrate where technology and innovation help improve quality and lower cost.
And Visicu is particularly strong in critical care and as you know, one of our strongest businesses within Philips Medical and Philips Healthcare is our patient monitoring business. We enjoy away a number one position in many of the countries around the world and we are the globally number one company in patient monitoring. And so we see the capability of Visicu providing with our strength in patient monitoring to create more opportunity for our patient monitoring business, number one. The secondarily is the capabilities that Visicu brings to Philips will also be leveraged into other businesses outside of critical care. That is, the capability of using algorithms, decision support capabilities and remote surveillance of patients in care settings, and so we will see how we can take this technology outside of critical care into areas like cardiology, women’s health, and oncology as we go forward with the integration of Visicu. So that was your first question.
Pierre-Jean Sivignon: On the WACC, I think the second question — shall I take the question on the WACC?

Steve Rusckowski: Yes, please.
Pierre-Jean Sivignon: Okay. I think the WACC — the cost of capital after tax we’ve used is 7.9%. Which, and it compares — just to give you a reference point, the average WACC of the whole of the Philips medical system is 7.5, so we’ve taken a WACC which is actually slightly north of the one of the Philips Medical Systems, so 7.9 is the answer.
Steve Rusckowski: And the last question had to do with the U.S. imaging and what is our outlook for the U.S. imaging marketplace. And as you know, the U.S. imaging marketplace was soft this year. We estimate that U.S. imaging marketplace this year for the 2007 was down by about 12 to 15%, and that’s confirmed by some of our competitors as well. That was caused by several effects. First of all is the effect of lower reimbursement rates for the outpatient imaging centers, which is affected by what’s called the Deficit Reduction Act, also referred to as DRA, that had the largest impact. Secondarily is because of that reduction in rates, there was also some concerns by some of our customers that this would spill over into the hospital marketplace. Third is there’s been anticipation throughout 2007 of a major product introduction role from all the vendors in CT, and that was just unveiled at this year’s Radiology Society of North America trade show in Chicago in November, where we have introduced our new CT line and our other competitors have introduced theirs as well. And you’ve probably seen some of our broad pickup of our new product, particularly in the high end of that product line, called the brilliance ICT, which is the new premium scanner for CT scanning. But the market was in great anticipation, slower in 2007 waiting for that introduction.
And then finally, in cardiology, there was a study released in the spring of 2007 which slowed down interventional cardiac procedures. And as you know, we have a market leadership position in selling imaging systems to interventional cardiac laboratories around the world. So those are the four effects in 2007 which resulted in the market shrinking in 2007 versus 2006.
On a forward-looking basis, our best estimate at this point is the market for imaging systems, U.S. imaging systems, not global imaging systems, will be flat in comparison to 2007. We believe there will be some recovery in the CT market given the new product introductions. Secondarily is there has been some contradictory studies coming out in the cardiac area that I described. And then thirdly is the market has now digested what’s happened in the outpatient center, and fortunately we just heard recently that the U.S. Congress and the Senate has approved a new Medicare budget for the first half of 2008, and there was no further cuts for imaging procedures in the United States for the first half of 2008 and that’s encouraging news. So our current estimate for U.S. imaging again for 2008 versus 2007 is that it will be flat versus last year. So that is our current forecast at this point.
William Mackie: Thank you very much.
Operator: Gael de Bray, Societe Generale.
Gael de Bray: Good morning. Just wanted to come back on the Respironics, especially the competitive environment. Could you maybe just firstly give us an indication of your market shares in some specifics of segments like oxygen equipment, ventilators and obstructive sleep apnea therapy devices? And also could you elaborate a bit on how you stand versus the competition and what are Respironics’ main competitive advantages? And lastly, if I may, have you said anything about the PPE charges you will incur for this acquisition? Thanks.
Pierre-Jean Sivignon: Steve, shall I — a lot of this is in actually the page 15 of the presentation, which is on the Web, but I will let you answer it and I’ll talk about PPE if you don’t mind.
Steve Rusckowski: Sure. Let me just cover the high points. First of all, the biggest marketplace that Respironics sells into is obstructive sleep apnea marketplace. Where we clearly are the number one company with Respironics and the number one market share. Secondarily is there is a strong presence in the oxygen equipment marketplace and in that marketplace Respironics by itself today without the benefits of Philips going forward is number three. And then finally, in the ventilation marketplace globally, this is both hospital and non-hospital marketplace, Respironics today without the benefits again of Philips is in the number five position in the marketplace. And as Pierre-Jean said, there’s more specifics in the presentation that was distributed. Pierre-Jean?
Pierre-Jean Sivignon: Yes, I think PPE, we haven’t communicated on that. We still have to evaluate. But as I just mentioned, nothing extraordinary should be expected once we treat the other synergies that we talked about.
Operator: Didier Scemama.
Didier Scemama: My question has been answered. I wanted to ask about the current state of the medical imaging market in the U.S. Actually I will then ask you, Steve, if you could just comment on the rest of the world, in fact, your outlook for next year, that would be great.
Steve Rusckowski: So the question is the outlook for the medical market for the rest of the world. Is that what the question is?
Didier Scemama: Yes, medical imaging rest of the world in ’08 if that’s okay.
Steve Rusckowski: So as I mentioned in my earlier comments, our guidance at this point is that we believe U.S. imaging will grow — excuse me, will be flat next year. So roughly be flat versus 2007 and 2008.
In the equipment business that we have, and these are approximates, the U.S. imaging market is about 25% of the total market we compete in. The rest of the marketplaces, if you look at the rest of the world imaging, we are — are planning on a market growth rate of around 3 to 4% next year for imaging outside of North America.

And then finally, as you know, we participate in other marketplaces like patient monitoring. Cardiac care systems, which include defibrillators as well as ECG systems and also related information systems. And those businesses globally, including the United States, our market forecast is that those will grow also at 3 to 4%.
So if you put together the U.S. imaging marketplace with essentially everything else growing at 3 to 4%, our expectation is next year is our global marketplace will grow for equipment only 2 to 3%. And then you combine that with our services business, which, you know, is about 30% of our total and our growth rate in services is faster than our equipment growth rate. And that marketplaces will grow in mid single digits next year. So that’s our expectation for 2008 for the global market.
Didier Scemama: And actually, on the back of the introduction of your new CT product line, can you talk about the customer response and your view that to whether or not you could gain market share in [kind of the] ’08 versus your competition?
Steve Rusckowski: Sure. We, as you know, introduced a new CT product line. We repositioned some of our mid-range products today. Up until November, the highest end of that product line, which was our 64-slice product. We’ve upgraded that with new technology, which is the same technology that we carry forward into the premium [sub] of that marketplace. And we received very, very strong interest in our new premium CT scanner, which is called the Brilliance ICT. We’ve received a lot of interest by our customers at that trade show in Chicago, and it’s anticipated that we will do very well in that premium market segment.
Secondarily is we believe that our mid-range product line now with the 64-slice scanner upgraded with the technology will give us a much stronger competitive presence versus GE and Siemens. And so if you look at the overall global marketplace, we believe that we can gain some market share in 2008 in that marketplace. But it’s hard to anticipate at this point what portion of the marketplace we’ll be able to place orders for the premium segment as well as the mid-range segment in 2008. Because as you know, it takes some time to look at the opportunities in the marketplace, place the orders and also for us to deliver the product to customers around the world.
Didier Scemama: Great. Thanks for your answers.
Operator: Thank you. Mr. Sivignon, there are no further questions. Do you have a closing remarks?
Pierre-Jean Sivignon: Yes, I think Mr. Kleisterlee will make I think a closing statement.
Gerard Kleisterlee: Thank you, gentlemen, all for your presence on this almost last working day before Christmas. We would have liked to have chosen different timing, but this is the way things work out.
I think that you meet here a management team that it is quite upbeat with what we have been able to achieve in particularly over the last few weeks and months. Because with the announcements of this week, first of all, we have addressed in a significant way which was the key issue in the Philips value creation story that is capital reallocation because since 2005, when we started basically with this program, we have in a diligent, and very responsible manner, reallocated and committed EUR20 billion of capital, and I think that is a nice note to end this year 2007.
Secondly, as Pierre-Jean said in his introduction, we delivered or over-delivered with this acquisition on another commitment that we made at the end of 2004 when we started our consumer health care and wellness business at a new initiative to capture that sweet spot in Philips between our hospital presence and our home presence through our consumer lifestyle business.
And with the acquisitions we have done, in particularly in the health-care sector, we now have created a health-care sector going into 2008 with over EUR8 billion of sales going forward and quite interesting EBITA margins.
Equally, with the acquisitions, the string of acquisitions that we have done over the last year and this year in our lighting sector, we’ve created a lighting sector which is the absolute leader in its industry in bringing advanced lighting solutions to the market and also that sector going forward is approaching the EUR8 billion mark, again with quite impressive margins. And as a third I think bold stamp, we have integrated — decided to integrate our DAP and CE businesses to create one consumer lifestyle powerhouse that captures the best of both worlds and that strengthens us towards our customers and towards distribution. And again, will give us more leeway to fine-tune and optimize our portfolio. As you also have seen with the divestment of our set-top box business, which was one of these nonbranded, nonretail low margin businesses and that do not fit in our portfolio going forward.
So with all of that, I think and particularly the last quarter was an action packed one. The last week was a very action packed one. And that gets Philips in I would say an excellent starting position to go into the year 2008 and start to deliver on what we have communicated to you earlier in this quarter actually in September, as our Vision 2010 program. And I think what you have seen us do here should add a lot to the credibility that also the targets of that program will be achieved by this organization.
And on that note, I would like to wish you all now a really happy holiday season and I hope that we also will have a few quiet days with all the work still that is left to be done to finalize all of this over Christmas and New Year and see or hear you back in the new year. Thank you very much.
Operator: This concludes the Royal Philips Electronics conference call on the 21st December, 2007. Thank you for participating. You may now disconnect.